UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  THIRD QUARTER REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Management Discussion and Analysis

For The Three Months and Nine Months Ended September 30, 2003

General

Canadian Zinc Corporation is a mineral exploration and development company listed on the Toronto Stock Exchange which owns the Prairie Creek mine project located in the Northwest Territories, Canada.

Results of Operations

For the quarter ended September 30, 2003, the Company recorded a loss of $62,685 compared to a loss of $128,134 in the third quarter of 2002.  For the nine month period ended September 30, 2003 the Company recorded a loss of $249,684 compared to a loss of $591,534 in the comparable nine month period of the previous year.

The lower loss arose from a decrease in corporate and administrative costs and salaries as a result of a lower level of corporate activity.

A total of $125,337 of expenditures related to the Prairie Creek mine was capitalized to deferred exploration costs during the nine months ended September 30, 2003.

Liquidity and Capital Resources

At September 30, 2003, Canadian Zinc had cash on hand of $903,340 and working capital of $855,681.  This compares to a working capital deficit of $5,449 at December 31, 2002.  During the third quarter of 2003, the Company raised equity of $1,067,875 through the conversion of previously issued share purchase warrants and the exercise of director and employee stock options.  During the period 2,127,500 share purchase warrants were converted at an average price of $0.25 per share, and 2,580,000 stock options were exercised at prices between $0.20 and $0.25 per share.

Subsequent to the end of the quarter, the Company completed a private placement of flow through shares and non flow-through units and raised gross proceeds of $7,062,000 before financing expenses.  The Company issued 5 million flow-through shares for gross proceeds of $2,500,000 and has committed to incur qualifying exploration expenditures of $2,500,000 in 2004.  The Company also issued 11,600,000 nits, each unit comprised of one common share and one-half share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at $0.60 per share for a period of eighteen months from November 10, 2003.  Exercise of these outstanding warrants will generate an additional $3.5 million.

The Company’s primary focus during the balance of 2003 and for 2004 will be on progressing the Prairie Creek property towards production.  Work on re-permitting the mine at Prairie Creek continued throughout the nine months of 2003 and will continue through 2004.

In September 2003 a Water Licence and a Land Use Permit were issued by the MacKenzie Valley Land and Water Board for mining exploration and associated activities, including underground decline development and for a metallurgic pilot plant.  Subsequent to the end of the quarter, an Application was brought in the Federal Court against the MacKenzie Valley Land and Water Board and the Company by certain First Nations seeking a judicial review of the decision by the Water Board to issue the Water Licence.

The Company plans to initiate an underground development and drilling program, metallurgical testing and surface exploration drilling during 2004.  Cash on hand at September 30, 2003, increased by subsequent financing, is sufficient to cover the planned 2004 costs at the Prairie Creek property but additional funding will be required to put the mine into commercial production.

The Company is currently in a development phase with no history of revenue and does not expect to generate any cash flow during 2003 or 2004.

Assets and Liabilities

Total assets at September 30, 2003 were $13,916,464 compared to $12,956,852 at December 31, 2002, primarily as a result of an increase in cash upon the issue of shares.  Total liabilities decreased to $56,558 from $77,137 at December 31, 2002.

The Company has no long-term debt.

At September 30, 2003, the Company held mining properties with a book value of $12,872,169.

“John F. Kearney”

John F Kearney

Chairman and President

A more extensive description of the Company’s activities and the Prairie Creek Mine is available on the Company’s web site at www.canadianzinc.com

This report may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

CANADIAN ZINC CORPORATION

Unaudited Financial Statements

September 30, 2003

Index

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

Schedule of Deferred Exploration Costs

CANADIAN ZINC CORPORATION

Balance Sheets

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
ASSETS

Current
Cash and cash equivalents	$ 903,340	$ 63,896
Accounts receivable	5,211	5,105
Prepaid expenses	3,688	2,687
	912,239	71,688

Resource interest (Note 2)	12,872,169	12,746,832

Capital assets (Note 3)	132,056	138,332
	$ 13,916,464	$ 12,956,852
LIABILITIES

Current
Accounts payable and accrued liabilities	$ 56,558	$ 77,137
SHAREHOLDERS’ EQUITY

Share capital (Note 4)	21,663,123	20,363,788

Share subscriptions	-	69,460

Contributed surplus (Note 4e)	97,500	97,500

Deficit	(7,900,717)	(7,651,033)
	13,859,906	12,879,715
	$ 13,916,464	$ 12,956,852

Approved by the Directors

“Malcolm J.A. Swallow”

_______________________________

Malcolm J.A. Swallow

“Robert J. Gayton”

_______________________________

Robert J. Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit

(Unaudited)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002

Interest income	$ (263)	$ (1,772)	$ (875)	$ (4,493)
Expenses
Amortization	2,092	2,890	6,276	8,764
Bank charges	246	457	1,177	1,316
Capital tax	-	(8,840)	-	(8,840)
Corporate financing and travel	10,000	803	11,139	21,206
Insurance	-	-	650	3,900
Investor relations and printing	5,689	57,648	48,199	181,899
Listing and filing	-	4,337	19,973	25,165
Office	4,216	7,064	13,108	32,575
Professional fees	8,340	4,669	61,190	115,910
Rent	8,281	7,704	32,786	31,231
Salaries and benefits	22,590	50,891	51,483	174,097
Telephone and utilities	1,494	2,283	4,578	6,794
Transfer agent	-	-	-	2,010
	62,948	129,906	250,559	596,027
Loss for the period	(62,685)	(128,134)	(249,684)	(591,534)

Deficit, beginning of period			(7,651,033)	(6,713,825)
Deficit, end of period			$ (7,900,717)	$ (7,305,359)
Loss per share – basic and diluted (Note 1e)			$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding basic and diluted			36,138,169	32,457,056

CANADIAN ZINC CORPORATION

Statements of Cash Flows

(Unaudited)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002

Cash flows from (used in) operating activities
Loss for the period	$ (62,685)	$ (128,134)	$ (249,684)	$ (591,534)
Adjustment for items not involving cash:
Amortization	2,092	2,890	6,276	8,764
	(60,593)	(125,244)	(243,408)	(582,770)

Change in non-cash working capital items:
Accounts receivable	(1,618)	3,317	(106)	(5,685)
Prepaid expenses	(1,001)	-	(1,001)	-
Accounts payable and accrued liabilities	(78,725)	4,586	(20,579)	30,438
	(141,937)	(117,341)	(265,094)	(558,017)
Cash flows from financing activities
Issuance of share capital, net of issuance costs	1,067,875	220,135	1,229,875	407,635
Cash flows used in investing activities
Exploration costs, excluding amortization	(53,056)	(88,432)	(125,337)	(330,750)
	(53,056)	(88,432)	(125,337)	(330,750)
Increase (decrease) in cash and cash equivalents	872,882	14,362	839,444	(481,132)

Cash and cash equivalents, beginning of period	30,458	49,956	63,896	545,450
Cash and cash equivalents, end of period	$ 903,340	$ 64,318	$ 903,340	$ 64,318

NOTES TO THE FINANCIAL STATEMENTS

1.

Significant Accounting Policies

(a)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(b)

Amortization

Amortization is provided on a declining-balance basis on the capital assets at the following annual rates:

Heavy mining equipment	30%

Office furniture and equipment	20%

Pilot plant	20%

Computer equipment	30%

Amortization is provided at half the annual rate in the year of acquisition.  No amortization is provided for the pilot plant, as it has not been put to use.

(c)

Resource Interests

The Company follows the policy of deferring all acquisition, including plant and equipment acquired with the property, exploration and development costs relating to the resource interests.  These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based on estimated proven reserves.

The amounts shown for resource interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values.  The recoverability of amounts shown for resource interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in resource interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource interests.  The Company has investigated ownership of its resource interests and, to the best of its knowledge, ownership of its interests is in good standing.

(d)

Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the Optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as resource property costs or recoveries when the payments are made or received, respectively.

(e)

Earnings Per Share

Earnings, (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(f)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

(g)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

(h)

Stock Options

In 2002, the Company adopted a new standard for the accounting for Stock-based compensation and other stock-based payments (“CICA 3870”), as recommended by the Canadian Institute of Chartered Accounts.

As permitted by the CICA 3870, the Company adopted the intrinsic value method for stock-based compensation granted to employees of the Company which compensation cost is recognized for stock options granted at prices below the market price of the underlying common share on the date of grant. The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company’s stock option plan for employees had been determined in accordance with the fair value based method.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method.  The fair value of stock options is determined by the Black-Scholes Option Pricing Model, with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options.  The fair value of direct awards of stock is determined by the market price of the Company’s stock.

2.

Resource Interest

Total expenditures on the Company’s exploration properties comprise the following:

	September 30, 2003	December 31, 2002
Prairie Creek
Acquisition costs:
Mining lands	$ 2,750,000	$ 2,750,000
Plant and equipment	500,000	500,000
	3,250,000	3,250,000
Exploration costs (See schedule)	9,622,169	9,496,832
Prairie Creek Total	$ 12,872,169	$ 12,746,832

Prairie Creek Mine

On June 22, 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R.") in the Prairie Creek Mine property located in Northwest Territories, Canada.  The acquisition includes a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest.  One-half of the 40% interest will be transferred to the Company when N.S.R. payments have totalled $3,200,000 and the remaining one-half interest will be transferred to the Company when additional N.S.R. payments have totalled $5,000,000, whereupon the N.S.R. will be terminated.

In 1996, the Company concluded a co-operation agreement with the Nahanni Butte Dene Band.  In return for the various co-operation and assistance undertakings given by the Band, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% net profits interest in the Prairie Creek Project payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road.

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

On September 10, 2003, the Company received a Land Use Permit and Type “B” Water License for the Prairie Creek Mine for underground development and exploration and metallurgical testing for a period of five years commencing September 10, 2003.  The Permit and License were issued by the Mackenzie Valley Land and Water Board following an exhaustive permitting process, including a full environmental review by the Mackenzie Valley Environmental Impact Review Board and approval by the Federal Minister of Idian and Northern Affairs.

Damoti Lake

On 20th of June 2002, the Company entered into an Option Agreement with Standard Mining Corporation to acquire 50% of the Damoti Lake advanced gold Exploration Project by paying $20,000 in cash and issuing 100,000 common shares of the Company at $0.25 per share for $28,000. The Company further expensed $136,747 in exploration of this project.

During the first quarter the Company terminated the Option Agreement.  The total expenditure of $184,747 was written off in fiscal 2002.

3.

Capital Assets

	September 30, 2003	December 31, 2002
Mining equipment	$ 164,940	$ 164,940
Pilot plant	108,161	108,161
Office equipment	25,060	25,060
Computer equipment	53,232	53,232
	351,393	351,393
Accumulated amortization:
Mining equipment	156,505	154,063
Office furniture and equipment	19,368	18,369
Computer equipment	43,464	40,629
	219,337	213,061
Net book value	$ 132,056	$ 138,332

4.

Share Capital

(a)

Authorized:  100,000,000 common shares with no par value.

(b)

Issued	Number of Shares	Amount
Balance, December 31, 2001	32,068,015	$ 19,896,179

Pursuant to a private placement at $0.15 per share	1,000,000	150,000

Pursuant to a consulting agreement at $0.15 per share	25,000	37,500

Pursuant to a private placement of flow-through shares at $0.23 per share less $18,768 issuance cost	729,914	149,112

Pursuant to a resource interest option agreement at $0.28 per share	100,000	28,000

Pursuant to a private placement at $0.23 per share less issuance costs	490,240	102,997

Balance, December 31, 2002	34,638,169	20,363,788

Pursuant to a private placement of flow-through shares $0.1714 less issuance costs	437,500	68,970

Pursuant to a private placement at $0.1599 per share	312,500	49,990

Pursuant to a private placement at $0.15 per share	750,000	112,500

Pursuant to exercise of employee stock options at $0.20 per share	1,980,000	396,000

Pursuant to exercise of employee stock options at $0.25 per share	200,000	50,000

Pursuant to exercise of employee stock options at $0.24 per share	200,000	48,000

Pursuant to exercise of employee stock options at $0.23 per share	200,000	46,000

Pursuant to exercise of share purchase warrants at $0.23 per share	50,000	11,500

Pursuant to exercise of share purchase warrants at $0.25 per share	2,040,000	510,000

Pursuant to exercise of share purchase warrants at $0.17 per share	37,500	6,375
	40,845,669	$ 21,663,123

(c)

Stock options as at June 30, 2003:

Number of Options	Exercise Price	Expiry Date

100,000	$0.23	July 20, 2005
600,000	$0.23	March 18, 2007

700,000

On September 16, 2003, the Company announced that the Board has approved the issuance of 900,000 stock options to certain directors and employees at a exercise price of $0.23 per share, of which 300,000 are exercisable until July 20, 2005 and 600,000 until March 18, 2007.

(d)

Warrants outstanding as at June 30, 2003:

Number of Warrants	Exercise Price	Expiry Date
2,300,000	$0.25	December 18, 2003
275,000	$0.17	December 31, 2003
750,000	$0.15	January 24, 2004
50,000	$0.23	February 1, 2004
108,755	$0.23	March 6, 2004
36,365	$0.23	April 10, 2004

3,520,120

Each warrant entitles the holder to purchase one common share of the Company.

(e)

In Fiscal 2002, the Company granted stock options to purchase an aggregate of 800,000 common shares to employees and consultants of the Company.  The Company also modified the exercise price of 1,780,000 options as compared to its original value was recorded as compensations costs.  The Company recorded $97,500 as stock-based compensation on options granted and modified in fiscal 2002.

5.

Related Party Transactions

The Company incurred the following expenses to senior officers, directors, or corporations controlled by directors

	September 30, 2003	September 30, 2002
Salaries	$ Nil	$ 45,333
Consulting Fees	$ 54,439	$ 134,948
Total	$ 54,439	$ 180,281

6.

Income Taxes

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	September 30, 2003	September 30, 2002
Statutory income tax rate	(40%)	(45%)
Tax losses not benefited	40%	45%
Effective tax rate	-	-

As at December 31, 2002, the Company had non-capital losses of approximately $4,146,000, unused cumulative Canadian exploration and development expenses of approximately $10,970,000, and undepreciated capital costs of approximately $884,000 carried forward for tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2003 to 2009.  The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, as their realization is unlikely.

7.

Financial Instrument

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to the relatively short-term nature of these financial instruments.  The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

8.

Comparative Figures

Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

9.

Subsequent events

(a)

Private Placement Financing

Subsequent to the end of the quarter, the Company completed a private placement of flow-through shares and non flow-through units and raised gross proceeds of $7,062,000 before financing expenses.  The Company issued 5 million flow-through shares for gross proceeds of $2,500,000 and has committed to incur qualifying exploration expenditures of $2,500,000 in 2004.  The Company also issued 11,600,000 units, each unit comprised of one common share and one-half share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at $0.60 per share for a period of eighteen months from November 10, 2003.  Exercise of these outstanding warrants will generate an additional $3.5 million for treasury.

(b)

Judicial Review of Water License

On October 10, 2003 and Application was brought in the Federal Court against the Mackenzie Valley Land and Water Board and the Company by Nahanni Butte Dene Band, Pehzeh Ki First Nations and Deh Cho First Nations seeking a judicial review of the decision by the Mackenzie Valley land and Water Board to issue the Type “B” Water License to the Company on September 10, 2003.

CANADIAN ZINC CORPORATION

Schedule of Deferred Exploration and Development Costs

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Expenses
Amortization	$ -	$ 4,661
Assaying and analysis	-	1,916
Camp supplies	4451	2,436
Consulting – report	-	-
Consulting – geology	33,703	40,930
Contract labour	-	16,780
Development and engineering costs	8,975	-
Insurance	-	2,155
Lease rental	78,227	43,563
Maintenance	-	718
Miscellaneous	250	3,032
Salaries and benefits	-	49,112
Surveying	-	133
Telephone	583	1,638
Travel and transportation	3,148	20,647
Total exploration costs, for the period	125,337	187,721

Deferred exploration costs, beginning of period	9,496,832	9,309,111
Deferred exploration costs, end of period	$ 9,622,169	$ 9,496,832

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Interim Report on its behalf.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date.  June 23, 2005